FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: July 13, 2010
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

2 Gav Yam, 7 Shenkar St. Herzliya P.O.B 2107
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Nova Measuring Instruments Announces Availability of its Annual Report on Form 20-F through its Website”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: July 13, 2010

Contacts:
Amir Philips, CFO, Optibase Ltd.
Tel: 011-972-73-714-3700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
 mcsaby@kcsa.com
OPTIBASE ANNOUNCES AVAILABILITY OF ITS ANNUAL REPORTS

ON FORM 20-F THROUGH ITS WEBSITE

HERZLIYA, Israel, July 13, 2010 – Optibase Ltd. (NASDAQ:OBAS) today announced that its annual report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on June 30, 2010, is available through its website (www.optibase-holdings.com). Shareholders may receive a hard copy of the annual report free of charge upon request. This press release is being issued pursuant to NASDAQ Listing Rule 5250(d)(1)(C).

About Optibase

Optibase has recently sold its entire video solutions business and is currently focused on the fixed-income real-estate sector.